EPIC STORES CORP.
20805 North 19th Avenue, #2
 Phoenix, Arizona  85027
June 29, 2016
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549
Attention:  Division of Corporation Finance
Dear Sirs:
Re: Epic Stores Corp. (the “Company”) Registration Statement on Form S-1 File No. 333-210712
In connection with the Company’s Registration Statement on Form S-1, the Company hereby requests acceleration of the effective date of the Registration Statement to 4:00 p.m. (Eastern time), Friday, July 1, 2016 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.
We acknowledge that
•
should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order.  Please do not hesitate to contact the undersigned should you have any questions in this regard.Yours truly,
EPIC STORES CORP.

/s/ Brian Davidson
Brian Davidson
 President, Chief Executive Officer and Director